Exhibit 99.1

NEWS RELEASE

Fortuna to strengthen its presence in West Africa with the
acquisition of Chesser Resources

Vancouver, May 8, 2023: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to announce that it has entered into a definitive Scheme Implementation Deed ("Agreement") with Chesser Resources Limited (ASX: CHZ) ("Chesser"), pursuant to which Fortuna has agreed to acquire 100% of the fully-paid ordinary shares of Chesser (the "Chesser Shares") in consideration for 0.0248 of a common share of Fortuna (each whole share, a "Fortuna Share") for each Chesser Share held ("Scheme Consideration"). The Scheme Consideration represents a purchase price of approximately A$0.1421 for each Chesser Share and values the transaction at approximately A$89.0 million (CAD$80.6). The transaction as contemplated by the Agreement (the "Transaction") will be implemented by way of a scheme of arrangement pursuant to Part 5.1 of the Australian Corporations Act 2001 (Cth) ("Scheme"). Upon implementation of the Scheme, Fortuna expects to issue up to 15,545,682 Fortuna Shares to Chesser shareholders, representing approximately 5.1% of the issued and outstanding Fortuna Shares on an undiluted basis.

The acquisition of Chesser will expand Fortuna’s presence in West Africa to include the preliminary economic assessment stage Diamba Sud Gold Project (“Diamba Sud”) in Senegal, one of the new and emerging gold discoveries in the region. Chesser holds tenements covering approximately 872 km2 of prospective ground located in close proximity to and sharing similar geologic features with tier one gold mines owned by Barrick Gold and B2Gold located in Mali. Diamba Sud itself comprises four open pitable high-grade gold deposits, along with numerous targets yet to be tested. Fortuna will prioritize exploration to expand the mineral resource before advancing Diamba Sud to development stage.

Jorge A. Ganoza, President & CEO of Fortuna, commented, “In a short time, Chesser has done a great job advancing Diamba Sud from early-stage exploration to a PEA-stage project with multiple targets yet to be tested. Within the larger and diversified Fortuna portfolio, the advancement of Diamba Sud will benefit from our technical and operational strength and lower cost of capital.” Mr. Ganoza continued, “Diamba Sud is located in the highly productive Senegal-Mali shear zone, close to world class gold mines. We are excited by the value creation opportunities this transaction offers to Chesser and Fortuna shareholders.” Mr. Ganoza concluded, “This transaction is very much aligned with our strategy to bring high-value exploration and development opportunities in regions where we are established.”

On December 12, 2022, Chesser released a second update (refer to Chesser news release dated December 12, 2022) to its scoping study and Mineral Resource estimate that was originally released in March 2022 (refer to Scoping Study Report Diamba Sud Gold Project, Senegal 15 March 2022). In this second updated report, Chesser reported an Indicated Mineral Resource estimate of 10.0 Mt averaging 1.9 g/t Au containing 625,000 ounces of gold and an Inferred Mineral Resource estimate of 4.7 Mt averaging 1.5 g/t Au containing 235,000 ounces of gold prepared in accordance with the JORC Code (as defined below). The mineral resources are distributed across the Area D, Area A, Karakara, and Bougouda deposits. Potential exploration opportunities exist, including the new discovery at Western Splay which warrants additional exploration.

The scoping study on Diamba Sud demonstrated that the project is a conventional open pit and CIL process design and has the potential to generate an attractive post-tax NPV5% of US$218 million and 43% IRR over a 7.5-year mine life2. Upon closing of the Transaction, Fortuna intends to conduct a detailed optimization study of the current technical data and economic parameters relating to the project, together with the preparation of an updated exploration and development plan. Fortuna’s strong balance sheet and attractive cost of capital will serve to accelerate the continued exploration of Diamba Sud and future development.

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1	Implied value is based on the Canadian dollar $5.19 VWAP of Fortuna shares on the TSX over the 5 trading days up to and including May 5, 2023, converted to an Australian dollar VWAP of $5.73 using a 0.9056 Canadian dollar to Australian dollar FX rate. The implied value will change based on movements in the Fortuna share price and FX.

2	Assuming a US$1,600/oz gold price

Board of Directors' Approval and Recommendations

The Board of Directors of Fortuna has unanimously approved the Transaction, including, without limitation, the issuance of the Scheme Consideration.

The Board of Directors of Chesser has unanimously approved the Transaction and has recommended that all Chesser shareholders vote in favor of the proposed Scheme at the Scheme Meeting (as defined herein), in the absence of a superior proposal and subject to the independent expert appointed by Chesser (the "Independent Expert") concluding that the Scheme is in the best interests of Chesser shareholders. Subject to those same qualifications, each director of Chesser intends to vote (or cause to be voted) all Chesser Shares in which he has a Relevant Interest (as defined in the Agreement) in favor of the Scheme, representing approximately 6.74% of the issued and outstanding Chesser Shares at the meeting of the shareholders of Chesser (the "Scheme Meeting").

Transaction Structure and Certain Terms of the Agreement

Pursuant to the Agreement, Fortuna has agreed to acquire 100% of the Chesser Shares by way of the Scheme pursuant to which Chesser shareholders will receive 0.0248 of a Fortuna Share for each Chesser Share held. In addition, under the terms of the Agreement, Chesser is required to procure that all unvested Chesser options automatically vest in accordance with their terms upon the Scheme becoming effective following Federal Court of Australia (the "Court") approval of the Scheme. Chesser option holders who exercise their Chesser options prior to the Scheme record date will be entitled to participate in the Scheme. Additionally, Chesser has entered into option cancellation deeds with certain Chesser option holders pursuant to which their unexercised options will be cancelled with effect on implementation of the Scheme.

The Transaction, including without limitation, the Scheme, is subject to approval by the Court, the Chesser shareholders at the Scheme Meeting, together with other customary closing conditions. The Scheme is also conditional on, among other things, acceptance from the TSX, including in respect of the issuance and listing of new Fortuna Shares issuable pursuant to the Scheme. Upon implementation of the Scheme, the new Fortuna Shares will be listed for trading on the TSX and the NYSE.

A Scheme Booklet setting out the key terms of the Transaction, including the Scheme, the Independent Expert's report, and the reasons for the Chesser directors' recommendation will be sent to all Chesser shareholders in due course. The Scheme Meeting to consider the Scheme is expected to be held in August 2023, and the Scheme is expected to be implemented in August/September 2023 subject to satisfaction of all conditions and receipt of all necessary approvals. The Scheme is conditional, among other things, upon approval by at least 75% of the number of votes cast, and more than 50% of the number of Chesser shareholders present and voting, at the Scheme Meeting.

The Agreement also contains customary deal protection mechanisms, including no shop and no talk provisions, matching and notification rights for Fortuna in the event of a competing proposal, and a break fee payable by Chesser in specified circumstances. In addition, as part of the Transaction, Fortuna has agreed to pay any tax or taxes payable in Senegal as a result of the acquisition of the Chesser Shares.

Advisors and Counsel

INFOR Financial Inc. is acting as financial advisor to Fortuna in connection with the Transaction. Blake, Cassels & Graydon LLP is acting as Fortuna’s legal counsel and Allens is acting as Fortuna’s Australian legal counsel.

Historical Estimates

Disclosure of the historical estimate in this news release is derived from the Diamba Sud Scoping Study completed in March 2022 by Chesser and updated in October and December 2022 and has been judged to be relevant and therefore suitable for disclosure, however should not be relied upon. Mineral Resources were reported within a US$1,800/oz gold price pit shell and at a cut-off grade of 0.5 g/t Au. In the Company's view, there are no material differences between the confidence categories assigned under the 2012 Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves prepared by the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Counsel of Australia, as amended (the “JORC Code”) and the equivalent confidence categories in the Canadian Institute of Mining 2014 Definition Standards for Mineral Resources and Reserves. NI 43-101, defined below, reporting requirements do not allow for "Inferred Mineral Resources" to be added to other Mineral Resource categories and must be reported separately. The Inferred Resource category estimates above under the JORC Code were reported separately in each instance. There are numerous uncertainties inherent in the historical estimate, which is subject to all of the assumptions, parameters, and methods used to prepare such historical estimates. The historical estimate has been prepared in accordance with the requirements of the Joint Ore Reserves Committee of The Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia and does not comply with or fulfill the CIM Definition Standards on Mineral Resources and Mineral Reserves, as amended, adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM Definition Standards”) as required by National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”), and may vary significantly from actual amounts, grade, and quality of minerals recovered from the property. There are no other recent estimates or data available to Fortuna as of the date of this news release, and a detailed study of the current technical data and economic parameters relating to the property, together with the preparation of an updated development plan, is required to be conducted following the completion of the acquisition of Chesser in order to update these historical estimates, as a current mineral resource or mineral reserve. A qualified person has not done sufficient work to classify the historical estimates as current mineral resources or current Mineral Reserves and Fortuna is not treating the historical estimate as current mineral resources. Investors are cautioned not to place undue reliance on the historical estimates contained in this news release.

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Qualified Person

Eric Chapman, Senior Vice President of Technical Services, is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328), and is the Company’s Qualified Person (as defined by NI 43-101). Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico, and Peru, and a fifth mine under construction in Côte d’Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | www.fortunasilver.com | Twitter | LinkedIn | YouTube

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Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements.

The Forward-looking Statements in this news release may include, without limitation, statements about the Transaction, including without limitation, the timing of the Scheme Meeting, and the closing of the Transaction, the timing and anticipated receipt of required Chesser shareholder and court approvals; the timing and anticipated approval of stock exchange other approvals, and the ability of Fortuna and Chesser to satisfy the other conditions to, and to complete, the Transaction; the ability to expand and prove a mineral resource and reserve at the Diamba Sud gold project, timing of the completion of a definitive feasibility study on the Diamba Sud gold project, statements relating to the value and nature of the Diamba Sud gold project, and other similar statements. Often, but not always, these Forward-looking Statements can be identified by the use of words such as "anticipated", “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors, many of which are beyond the ability of the Company to control or predict and which may cause actual results, performance or achievements to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such risks, uncertainties and factors include, among others, the completion and timing of the Transaction, the ability of the Company and Chesser to receive, in a timely manner, the necessary approvals to satisfy the conditions to closing of the Transaction; the ability to complete the Transaction on terms contemplated by the Company and Chesser, or at all; the ability to access various sources of debt and equity capital, generally and on acceptable terms; changes in general economic conditions and financial markets; changes in the prices of key supplies; technological and operational hazards in the Company mine development activities; operational risks associated with mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; uncertainties related to new mining operations and development projects such as the Séguéla Project, including the possibility that actual capital and operating costs and economic returns will differ significantly from those estimated for such projects prior to production; uncertainty relating to the costs of the construction, the financing of construction and timing for the completion of the Séguéla Project; risks relating to the Company’s ability to replace its Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including obtaining or renewing environmental permits and potential liability claims; uncertainty relating to nature and climate conditions; risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian conflict, and the impact it may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; risks related to the Company’s ability to develop and maintain relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; property title matters; risks relating to the integration of businesses and assets acquired by the Company; impairments; risks associated with climate change legislation; reliance on key personnel; adequacy of insurance coverage; operational safety and security risks; legal proceedings and potential legal proceedings; the ability of the Company to successfully contest and revoke the resolution issued by SEMARNAT which annuls the extension of the environmental impact authorization for the San Jose mine; uncertainties relating to general economic conditions; risks relating to a global pandemic, including COVID-19, which could impact the Company’s business, operations, financial condition and share price; competition; fluctuations in metal prices; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and interest rates; tax audits and reassessments; risks related to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; risks associated with climate change legislation; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Although Forward-looking Statements contained in this news release is based upon what the Company believes are reasonable assumptions at the time they were made, such statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, no assurance can be given that any events anticipated by the Forward-looking Statements will transpire or occur, or if any of them do, what benefits or liabilities Fortuna will derive from them. For the reasons set forth above, investors should not place undue reliance on Forward-looking Statements.

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Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Resource estimates included in this news release have been prepared in accordance with the requirements of the Joint Ore Reserves Committee of The Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia. Fortuna’s reserve and resource estimates have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects.

Australian standards, including the JORC Code, and Canadian standards, including NI 43-101, each differ significantly from the disclosure requirements of the Securities and Exchange Commission under subpart 1300 of Regulation S-K, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

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